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                        [YELLOW CORPORATION LETTERHEAD]

JULY 8, 1999

FOR IMMEDIATE RELEASE

                   YELLOW CORPORATION COMPLETES TENDER OFFER
                     TO ACQUIRE JEVIC TRANSPORTATION, INC.

OVERLAND PARK, KAN. -- Yellow Corporation (NASDAQ: YELL) announced today that it has successfully completed its previously announced cash tender offer to purchase the outstanding shares of common stock of Jevic Transportation, Inc. at a price of $14 per share.

The offer expired on Wednesday, July 7, 1999 as of 12 midnight (EDT). At that time, based on a preliminary count from the depository for the offer, 10,553,167 shares of Jevic common stock were tendered, including 101,200 shares which were tendered pursuant to guaranteed delivery procedures. All shares have been accepted for payment.

Yellow now beneficially owns approximately 98.6 percent of the outstanding shares of Jevic. Yellow and Jevic now expect to complete a merger in which Jevic becomes a wholly owned subsidiary of Yellow Corporation. All remaining Jevic shareholders have the right to receive $14 per share in cash, payable according to terms of the tender offer.

The aggregate purchase price of the stock, including transaction costs, is approximately $162.4 million. Including debt assumption, the total transaction is approximately $200 million. The acquisition is being financed under the company's existing credit facilities.



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Jevic is a fully integrated regional and inter-regional less-than-truckload
(LTL) and truckload carrier that combines the high-yield revenue characteristics of LTL carriers with the operating flexibility and low fixed costs of truckload carriers. Jevic is headquartered in Delanco, NJ.

Yellow Corporation is a holding company with operating subsidiaries specializing in national, regional and international freight transportation services. Headquartered in Overland Park, Kansas, Yellow now employs approximately 32,000 people, including the 2,300 Jevic employees.

Statements contained in this release that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the company's expectations, hopes, beliefs and intentions on strategies regarding the future. It is important to note that the company's actual future results could differ materially from those projected in such forward-looking statements because of a number of factors, including but not limited to inflation, labor relations, inclement weather, competitor pricing activity, Year 2000 computer issues, expense volatility and a downturn in general economic activity.


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ANALYST CONTACT:       H.A. (BERT) TRUCKSESS III
                       913-696-6105



MEDIA CONTACT:         ROGER DICK - YELLOW CORPORATION
                       913-696-6184